Exhibit 99.10

Canopy Growth Welcomes Cannabis Legalization Legislation

April 13th, 2017

Following the tabling of proposed legislation outlining the framework for the legalization of adult use cannabis, as well as laws to address drug-impaired driving, Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or “the Company”) offers the following commentary.

This is a truly historic day. Canada has administered an ineffective system of prohibiting cannabis since 1923 and today took a major step forward by introducing evidence-based policy that will reduce access for younger Canadians, ensure federally regulated production and standards, and establish a legitimate market that will create jobs and generate economic benefits to communities all across Canada.

With regards to the special emphasis on drug-impaired driving, Canopy Growth commends the federal government. The risks of impaired driving are top-of-mind for Canadians. As a responsible leader in this sector, Canopy Growth is proud to have committed resources early towards educating people on responsible consumption of cannabis. This is work we are proud of and work that will continue. Earlier today the Company issued an update on these initiatives, available here.

On the subject of packaging and promotion, Canopy Growth looks forward to continued discussion on this topic as regulations are developed. The legislation does not prescribe specific limitations other than details on overly promotional language or targeting youth. Prohibiting promotion aimed at children is a common-sense approach and Canopy applauds these limitations as expressed in the bill.

Canopy Growth is also very pleased to see that the government will allow a mail order system for recreational sales. Online sales are a reality of consumer life and the backbone of the existing medical cannabis system. To improve the online experience for today’s medical cannabis customers Canopy Growth recently launched a one-stop shop for multiple cannabis brands. In today’s medical market and in the future recreational market, Tweed Main Street will offer established brands, like Tweed, to age-appropriate customers across the country. Tweed Main Street is an online marketplace that will be available to new entrants, big and small, as more and more producers become licensed for cannabis production.

As it relates to future production needs, Canopy Growth is a diversified cannabis producer. It will continue to place the highest priority on meeting the needs of medical patients, expanding internationally as federal laws permit, and increasing its capacity to serve recreational customers across Canada in the future. With that in mind, widespread capacity expansion is already well underway across the company.

From day one, Canopy Growth has focused on capacity building, brand development and the highest customer care and product quality. These areas will continue to be our focus today and into the future.

Here’s to Future Growth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

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